Submission of Matters to a Vote of Shareholders

The Joint Annual Meeting of Shareholders of the Common Shares of the First Trust Dividend and Income Fund was held on April 22, 2016 (the "Annual Meeting"). At the Annual Meeting, James A. Bowen and Niel B. Nielson were elected by the Common Shareholders of the First Trust Dividend and Income Fund as Class III Trustees for a three-year term expiring at the Fund's annual meeting of shareholders in 2019. The number of votes cast in favor of Mr. Bowen was 6,302,441, the number of votes against was 378,519 and the number of broker non-votes was 1,578,557. The number of votes cast in favor of Mr. Nielson was 6,300,466, the number of votes against was 380,494 and the number of broker non-votes was 1,578,557. Thomas R. Kadlec, Robert F. Keith and Richard E. Erickson are the other current and continuing Trustees.